--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                AMENDMENT NO. 1
                                       TO

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  FEMRX, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                            ET/FM ACQUISITION CORP.
                               JOHNSON & JOHNSON
                                   (BIDDERS)
                            ------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  314463 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            PHILIP P. CROWLEY, ESQ.
                            ET/FM ACQUISITION CORP.
                             C/O JOHNSON & JOHNSON
                          ONE JOHNSON & JOHNSON PLAZA
                        NEW BRUNSWICK, NEW JERSEY 08933
                                 (732) 524-2451
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:
                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                            ------------------------

                                OCTOBER 3, 1998
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            ------------------------

                           CALCULATION OF FILING FEE

=====================================================================================
                   TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------
$24,498,097.................................................        $4,899.62
=====================================================================================

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 10,424,722 shares of Common Stock, par value $.001 per share (the "Shares"), at a price per Share of $2.35 in cash. Such number of shares represents all the Shares outstanding as of September 30, 1998, plus the number of Shares issuable upon the exercise of all existing options and warrants.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: None              Filing Party: N/A
        Form or Registration No.: N/A             Date Filed: N/A

                                                              Page 1 of 8 pages.
                                                        Exhibit Index on page 8.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------
  CUSIP NO. 314463 10 0
--------------------------

                                 14D-1 AND 13D                 Page 2 of 8 Pages

-------------------------------------------------------------------
       Name of Reporting Persons
    1  I.R.S. Identification Nos. of Above Persons (entities only)
       ET/FM ACQUISITION CORP. (APPLIED FOR)
-------------------------------------------------------------------
       Check the Appropriate Box if a Member of Group
    2  (a) [ ]
       (b) [ ]
-------------------------------------------------------------------
       SEC Use only
    3
-------------------------------------------------------------------
       Sources of Funds
    4
       AF
-------------------------------------------------------------------
       Check if Disclosure of Legal Proceedings is Required
    5  Pursuant to Items 2(d) or 2(e)                           [ ]
-------------------------------------------------------------------
       Citizen or Place of Organization
    6
       DELAWARE
-------------------------------------------------------------------
       Aggregate Amount Beneficially Owned by Each Reporting Person
    7
       5,414,858* (COMMON STOCK)
-------------------------------------------------------------------
       Check if the Aggregate Amount in Row (7) Excludes
    8  Certain Shares                                           [ ]
-------------------------------------------------------------------
       Percent of Class Represented by Amount in Row (7)
    9
       APPROXIMATELY 59.1% OF THE SHARES OUTSTANDING AS OF
       SEPTEMBER 30, 1998**
-------------------------------------------------------------------
       Type of Reporting Person
   10
       CO
-------------------------------------------------------------------

 * See footnote on following page.

** See footnote on following page.

-------------------------
  CUSIP NO. 314463 10 0    14D-1 AND 13D  Page 3 of 8 Pages
-------------------------

-------------------------------------------------------------------
       Name of Reporting Persons
    1  I.R.S. Identification Nos. of Above Persons (entities only)
       JOHNSON & JOHNSON (22-1024240)
-------------------------------------------------------------------
       Check the Appropriate Box if a Member of Group
    2  (a) [ ]
       (b) [ ]
-------------------------------------------------------------------

    3  SEC Use only
-------------------------------------------------------------------

    4  Sources of Funds
       WC
-------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is
    5    Required Pursuant to Item 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
       Citizen or Place of Organization
    6
       NEW JERSEY
-------------------------------------------------------------------
       Aggregate Amount Beneficially Owned by Each Reporting Person
    7
         5,414,858* (COMMON STOCK)
-------------------------------------------------------------------

    8  Check if the Aggregate Amount in Row (7) Excludes Certain
       Shares                           [ ]
-------------------------------------------------------------------
       Percent of Class Represented by Amount in Row (7)
    9
       APPROXIMATELY 59.1% OF THE SHARES OUTSTANDING AS OF
       SEPTEMBER 30, 1998**
-------------------------------------------------------------------
       Type of Reporting Person
   10
       CO
-------------------------------------------------------------------

* On October 3, 1998, Johnson & Johnson ("Parent") and ET/FM Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), entered into Stockholder Agreements (the "Stockholder Agreements") with certain stockholders (the "Stockholders") of FemRx, Inc. (the "Company"), who beneficially own 5,414,858 Shares in the aggregate, including 235,000 Shares issuable upon the exercise of options, or approximately 59.1% of the Shares outstanding as of September 30, 1998. Under the Stockholder Agreements, the Stockholders have agreed with Parent and the Purchaser to tender to the Purchaser, pursuant to the Offer (as defined below), or sell to the Purchaser immediately following the Offer, in each case, at a price of $2.35 per Share, all the Shares owned by the Stockholders. In addition, any Shares that any such Stockholder may subsequently acquire (by exercise of stock options or otherwise) automatically become subject to the provisions of the Stockholder Agreements. The Purchaser's right to purchase the Shares subject to the Stockholder Agreements is reflected in Rows 7 and 9 of each of the tables above. If the Purchaser accepts for payment and pays for any Shares tendered under the Offer, the Purchaser must purchase the Shares subject to the Stockholder Agreements immediately following the Offer (unless all the Shares subject to the Stockholder Agreements have been tendered by the Stockholders and accepted for payment by the Purchaser under the Offer). Pursuant to the Stockholder Agreements, each Stockholder has also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreements against any transaction with a third party other than the transactions contemplated by the Offer and the Merger (as defined in the Offer to Purchase). The Stockholder Agreements are described more fully in Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase dated October 9, 1998 (the "Offer to Purchase"), filed as Exhibit (a)(1) hereto.

** Based on a representation of the Company in the Agreement and Plan of Merger dated as of October 3, 1998, among Parent, the Purchaser and the Company.

     This Tender Offer Statement on Schedule 14D-1 also constitutes an Amendment No. 1 to Schedule 13D filed on October 9, 1998 with respect to the acquisition by the Purchaser and Parent of beneficial ownership of the Shares subject to the Stockholder Agreements. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is FemRx, Inc., a Delaware corporation, which has its principal executive offices at 1221 Innsbruck Drive, Sunnyvale, California 94089.

     (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares at a price of $2.35 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years during which the Shares were publicly traded is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, and Parent, a New Jersey corporation. The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of October 3, 1998, among the Purchaser, Parent and the Company and the Stockholder Agreements, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Form of Summary Advertisement dated October 9, 1998.
(a)(8) Text of Joint Press Release dated October 5, 1998, issued by the Company and Parent.
(b)      None.
(c)(1) Agreement and Plan of Merger dated as of October 3, 1998, among Parent, the Purchaser and the Company.
(c)(2)   Stockholder Agreements dated as of October 3, 1998, among
         Parent, the Purchaser and certain stockholders of the Company.
(c)(3) Letter regarding continued employment dated October 1, 1998, between Andrew M. Thompson and Ethicon, Inc.
(c)(4) Letter regarding continued employment dated October 1, 1998, between George M. Savage, M.D., and Ethicon, Inc.
(d)      None.
(e)      Not applicable.
(f)      None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 1998

                                          JOHNSON & JOHNSON

                                          By: /s/    James Lenehan

                                          --------------------------------------
                                              Name:  James Lenehan
                                              Title: Member, Executive Committee

                                          ET/FM ACQUISITION CORP.

                                          By: /s/    Philip P. Crowley
                                          --------------------------------------
                                              Name:  Philip P. Crowley
                                              Title: Vice President

                                 EXHIBIT INDEX

 EXHIBIT                                                                     PAGE
  NUMBER                            EXHIBIT NAME                            NUMBER
----------  ------------------------------------------------------------    ------
(a)(1)....  Offer to Purchase.
(a)(2)....  Letter of Transmittal.
(a)(3)....  Notice of Guaranteed Delivery.
(a)(4)....  Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
(a)(5)....  Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.
(a)(6)....  Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(7)....  Form of Summary Advertisement dated October 9, 1998.
(a)(8)....  Text of Joint Press Release dated October 5, 1998, issued by the Company and Parent.
(b).......  None.
(c)(1)....  Agreement and Plan of Merger dated as of October 3, 1998, among Parent, the Purchaser and the Company.
(c)(2)....  Stockholder Agreements dated as of October 3, 1998, among
            Parent, the Purchaser and certain stockholders of the
            Company.
(c)(3)....  Letter regarding continued employment dated October 1, 1998, between Andrew M. Thompson and Ethicon, Inc.
(c)(4)....  Letter regarding continued employment dated October 1, 1998, between George M. Savage, M.D., and Ethicon, Inc.
(d).......  None.
(e).......  Not applicable.
(f).......  None.